Exhibit 99.3          Management’s Discussion and Analysis

The following Management’s Discussion and Analysis ("MD&A") of Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013, the related notes contained therein as well as the 2014 MD&A. This MD&A has been approved by our Board of Directors (the "Board") and is dated April 20, 2016

In connection with the preparation of our consolidated financial statements for the three and nine months ended September 30, 2015, an error was identified in the amount of non-cash stock option compensation expense recorded in 2014. Additional compensation expense related to options granted in 2011 should have been recognized in 2014 as a result of the vesting conditions that were contingent upon the issuance of the Arbitral Award, which occurred on September 22, 2014. The error was not material to any of our previously issued consolidated financial statements.  Prior year comparative financial statements have been revised to correct the effect of this error (See Note 3, Revision of Prior Year Financial Statements). This non-cash revision did not impact net cash flows or total shareholders’ equity for any prior period. The discussion and analysis included herein is based on revised financial results for the prior year comparative period.

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this MD&A refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars. The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last three calendar years equaled 0.7820, 0.9052 and 0.9709, respectively, and the exchange rate at the end of each such period equaled 0.7226, 0.8620 and 0.9401, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

The information presented or incorporated by reference in this MD&A contains both historical information and “forward looking information” (within the meaning of applicable Canadian securities laws) or “forward-looking statements” (within the meaning of Section 27A of the U.S. Securities Act, as amended (the "Securities Act") and Section 21E of the U.S. Securities Exchange Act, as amended (the " Exchange Act")) (collectively referred to herein as “forward-looking statements”) that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are outside our control.  Forward-looking statements contained herein include statements with respect to our plans to conclude the transactions contemplated by the MOU (as defined below)and to develop the Brisas-Cristinas Project (as defined below), enforcement and collection of the Award (as defined below) and our intent to distribute a substantial majority of any net proceeds from the collection of the Award.

Exhibit 99.3    Management’s Discussion & Analysis - Page 1

Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: our ability to complete the transactions contemplated by the Memorandum of Understanding (the "MOU") we entered into with the Bolivarian Republic of Venezuela ("Venezuela"), on February 24, 2016, with respect to the potential settlement, including the payment and resolution, of the amounts awarded (including pre and post award interest and legal costs) (the "Arbitral Award" or "Award") by the International Centre for Settlement of Investment Disputes ("ICSID"), an amount yet to be agreed to by the parties in exchange for our contribution to the Brisas-Cristinas Project  of the technical mining data (the "Mining Data")  related to our previous mining project in Venezuela known as the "Brisas Project" and the potential subsequent joint development and financing of the Brisas-Cristinas Project by us and Venezuela; the ability of Venezuela to obtain financing on favorable terms, if at all, to fund the contemplated payments to us pursuant to the Arbitral Award or the other transactions contemplated by the MOU; risks associated with the concentration of our potential future operations and assets in Venezuela; the timing of our enforcement or collection of the Arbitral Award if the transactions contemplated by the MOU are not concluded; actions and/or responses by the Venezuelan government in connection with the negotiation of definitive documentation pursuant to the MOU and/or with respect to our ongoing collection efforts related to the Arbitral Award; economic and industry conditions influencing the sale of the equipment related to the Brisas Project ; conditions or events impacting our ability to fund our operations and/or service our debt; our ability to maintain listing of our Class A common shares on the TSX Venture Exchange ("TSXV"); and our long-term plans for identifying and achieving revenue producing operations.

Forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements.  The words "believe", "anticipate", "expect", "intend","estimate", "plan", "may", "could" and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.  Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including without limitation:

•         our ability to reach agreement with Venezuela on definitive documentation for the transactions contemplated by the MOU and complete such transactions;

•         the timing of the conclusion of the transactions contemplated by the MOU or our collection of the Arbitral Award, if at all;

•         the ability of Venezuela to obtain financing on favorable terms, if at all, to fund the contemplated payments pursuant to the Arbitral Award or the other transactions contemplated by the MOU, including the potential development of the Brisas-Cristinas Project;

•         value realized from the disposition of the Mining Data, if any, pursuant to the transactions contemplated by the MOU or otherwise;

•         our ability with Venezuela to obtain the approval of the National Executive Branch of the Venezuelan government to create a special economic zone or otherwise provide tax and other economic benefits for the activities of the jointly owned entity (which we refer to herein as the “mixed company”) contemplated by the MOU;

•         our ability to repay our outstanding notes and associated interest in cash, if required, satisfy our obligations under our outstanding contingent value rights (the "CVRs") or make a distribution of any remaining funds to our shareholders after repaying our then existing obligations following any payment by Venezuela pursuant to the Arbitral Award or with respect to our contribution of the Mining Data to the mixed company;

•         the costs associated with the enforcement and collection of the Arbitral Award, including the costs that we may incur in connection with the completion of the MOU;

•         the complexity and uncertainty of varied legal processes in multiple international jurisdictions associated with our ongoing efforts to collect the Arbitral Award;

Exhibit 99.3    Management’s Discussion & Analysis - Page 2

•         concentration of our potential future operations and assets, if any, in Venezuela;

•         the potential for corruption and uncertain legal enforcement,  civil unrest, military actions and crime in Venezuela and its impact on our potential future operations in Venezuela;

•         risks associated with future exploration and development of the Brisas-Cristinas Project;

•         our current liquidity and capital resources and access to additional funding in the future when required;

•         continued servicing or restructuring of our outstanding convertible notes and interest notes or other obligations as they come due;

•         our ability to maintain continued listing of our Class A common shares on the TSXV;

•         shareholder dilution resulting from restructuring,  refinancing or conversion of our outstanding Convertible Notes and Interest Notes or from the sale of additional equity;

•         value realized from the disposition of the remaining Brisas Project related assets, if any;

•         prospects for our exploration and development of Brisas-Cristinas Project and/or the LMS Gold Project;

•         currency, metal prices and metal production volatility;

•         adverse U.S. and/or Canadian tax consequences;

•         or ability  to attract new employees, if required, and the continued participation of existing employees; and

•         other risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of our forward-looking statements.
See “Risk Factors.”

Investors are cautioned not to put undue reliance on forward-looking statements, whether in this document, other documents periodically furnished or filed with the U.S. Securities and Exchange Commission (the "SEC") or other securities regulators or presented on our website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the SEC and the Ontario Securities Commission (the "OSC"). Investors are urged to read our filings with U.S. and Canadian securities regulatory authorities, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

Gold Reserve, an exploration stage mining company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent activities have focused on:

•         Continued efforts to ensure timely payment of the Award issued by the tribunal (the "ICSID Tribunal" or "Tribunal") of the ICSID on September 22, 2014 in connection with Venezuela's seizure of our mining project known as the Brisas Project.

•         Sustained communication with representatives of Venezuela to collect the Award which led to the signing, on February 24, 2016, of the MOU with Venezuela that contemplates settlement, including payment and resolution, of the Award, the transfer of the Mining Data previously compiled by the Company, as well as the joint development of the Brisas and the adjacent Cristinas gold-copper project, which will be combined into one project (the "Brisas-Cristinas Project").

•         The issuance of approximately $13.4 million of new notes (the "New Notes") due December 31, 2018 and modified, amended and extended the maturity date of approximately $43.7 million of outstanding convertible notes, interest notes and accrued interest (the "Modified Notes") from December 31, 2015 to December 31, 2018, together with the New Notes, the ("2018 Notes") in the fourth quarter of 2015.

Exhibit 99.3    Management’s Discussion & Analysis - Page 3

•         Efforts to complete a non-brokered private placement for gross proceeds of up to US $38.0 million. The private placement is subject to the approval of the TSXV.

•         Pursing opportunities to dispose of the remaining Brisas Project related assets; and

•         Evaluating other exploration mining prospects which on March 1, 2016, concluded in the acquisition of certain wholly-held Alaska mining claims pursuant to a Purchase and Sale Agreement dated as of January 12, 2016.

EXPLORATION PROSPECTS

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property  for US$350,000, pursuant to a Purchase and Sale Agreement  with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc.

Raven retains a royalty interest with respect to (i) “Precious Metals” produced and recovered from the Property equal to 3% of “Net Smelter Returns” on such metals (the “Precious Metals Royalty”) and (ii)  “Base Metals” produced and recovered from the Property equal to 1% of  Net Smelter Returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of US$ 4 million. The Property consists of 36 contiguous State of Alaska mining claims covering 61 km² in the Goodpaster Mining District situated approximately 25 km north of Delta Junction and 125 km southeast of Fairbanks, Alaska and is accessible either by winter road or river boat providing year-round, non-helicopter support access.  Several trails have been constructed providing surface access across the property.

The Property remains at an early stage of exploration and is the subject of a National Instrument 43-101 Technical Report entitled “Technical Report on the LMS Gold Project, Goodpaster Mining District, Alaska” dated February 19, 2016 prepared for us by Ed Hunter, BSc., P. Geo and Gary H. Giroux, M.A. Sc., P. Eng.

La Tortuga Property

In April 2012, Soltoro Ltd. granted us the right to earn an undivided 51% interest in the 11,562 hectare La Tortuga property, a copper and gold prospect located in Jalisco State, Mexico, by making an aggregate $3.65 million in option payments and property expenditures over three years. Over approximately a two year period we compiled data, completed a number of studies on the property and made option payments totaling $0.4 million (including a $0.15 million property payment made in 2014). During this period, the Mexican authorities changed its focus on environmental reviews and approvals which caused the Environment Ministry to require us to resubmit our drilling permit application, expand our environmental baseline study and add additional other items. The perceived change in the Mexican government's posture towards mining led management and the Board to conclude that continued investment in the property was no longer warranted and as a consequence we expensed all previously capitalized costs as of June 30, 2014 and formally terminated our option on the property in August 2014.

We continue to evaluate other prospects with a focus on, among other things, location, the mineralized potential, economic factors, the level and quality of previous work completed on the prospect.  We are focused on prospects that are located in a politically friendly jurisdiction, which has clear and well-established mining, tax and environmental laws with an experienced mining authority.

BRISAS ARBITRAL AWARD

SETTLEMENT EFFORTS

On February 24, 2016, we entered into an MOU with Venezuela that contemplates settlement, including payment and resolution, of the Award granted in our favor by the ICSID in respect of the Brisas Project, the transfer of the Mining Data and the development of the Brisas-Cristinas Project by the parties.

Exhibit 99.3    Management’s Discussion & Analysis - Page 4

Under the terms proposed in the MOU, Venezuela would proceed with payment of the Award including accrued interest and enter transactional (settlement) and mixed company ("joint venture") agreements, which are expected to be executed in approximately 60 days, subject to various conditions, including without limitation, receipt of all necessary regulatory and corporate approvals and the successful negotiation and execution of definitive agreements.  In addition, Venezuela would pay an amount to be agreed upon for our contribution of the Mining Data to the Brisas-Cristinas Project.

Following completion of the definitive agreements, it is anticipated that Venezuela, with our assistance, would work to complete the financing to fund the contemplated payments to us pursuant to the Award and for our Mining Data and $2 billion towards the anticipated capital costs of the Brisas-Cristinas Project.  Upon payment of the Award, we will cease all legal activities related to the collection of the Award.

The Brisas and Cristinas properties, together with our technical data with respect to the Brisas project, would be transferred to a Venezuelan mixed company, which is expected to be beneficially owned 55% by Venezuela and 45% by Gold Reserve. We also expect to be engaged under a technical assistance agreement to provide procurement, engineering and construction services for the project. The parties would also seek, subject to the approval of the National Executive Branch of the Venezuelan government, the creation of a special economic zone providing the establishment of a special customs framework for the mixed company and other tax and economic benefits.

The combined Brisas-Cristinas Project, a gold-copper deposit located in the Kilometer 88 mining district of the  State of Bolivar in south-eastern Venezuela, when constructed, is anticipated to be the largest gold mine in South America and one of the largest in the world.

The MOU is not binding on either party and may be unilaterally terminated by either party at any time upon simple communication to the other party indicating the date of termination.  The MOU will otherwise terminate on April 24, 2016.

We expect to satisfy our outstanding obligations under the Convertible Notes, associated interest notes ("Interest Notes") and the CVRs and distribute to our shareholders substantially all of the net proceeds (subject to the payment of all outstanding or incurred corporate obligations and/or taxes) following any payment by Venezuela under the Award or with respect to contribution by us of the Mining Data to the mixed company.

ENFORCEMENT AND COLLECTION EFFORTS

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the ICSID of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

The September 22, 2014 ICSID Arbitral Award

On September 22, 2014, the ICSID Tribunal unanimously awarded us the Arbitral Award (the "Award") totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually (approximately $64,000 per day based on current rates) for a total estimated Award as of the date of this report of $772 million. An ICSID Additional Facility Award is enforceable globally in jurisdictions that allow for the recognition and enforcement of commercial arbitral awards.

Exhibit 99.3    Management’s Discussion & Analysis - Page 5

The December 15, 2014 Reconfirmation of Arbitral Award

Subsequent to the issuance of the Award, both parties filed requests for the ICSID Tribunal to correct what each party identified as "clerical, arithmetical or similar errors" in the Award as is permitted by the rules of ICSID’s Additional Facility. We identified what we considered an inadvertent arithmetic error that warranted an increase in the Award of approximately $50 million and Venezuela identified what it contended were significant inadvertent arithmetic errors that supported a reduction of the Award by approximately $361 million. On December 15, 2014, the Tribunal denied both parties’ requests for correction and reaffirmed the Award originally rendered in our favor on September 22, 2014 (the "December 15th Decision"). This proceeding marked the end of the Tribunal’s jurisdiction with respect to the Award.

Although the process of getting an Award recognized and enforced is different in each jurisdiction, the process in general is–we file a petition or application to confirm the Award with the competent court; Venezuela has the right to oppose such petition for confirmation or recognition; thereafter there are a number of filings made by both parties and in some cases hearings before the court.  If the court subsequently confirms the enforcement of the Award then the court will issue a judgment against Venezuela. Thereafter we will begin the process of executing the judgment by identifying and attaching specific property owned by Venezuela that is not protected by sovereign immunity.

Currently, we are diligently pursuing enforcement and collection of the Award in France, England, Luxembourg and the United States. A more in-depth discussion of our enforcement and collection activities in each jurisdiction is contained in our Annual Information Form (the "AIF") for the fiscal year ended December 31, 2015, which is incorporated by reference herein. The AIF has been filed on SEDAR and can be viewed at www.sedar.com.

Our Intent to Distribute Collection of the Arbitral Award to Shareholders

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the ICSID Award or sale of the Mining Data including payments pursuant to the terms of the 2018 Notes (if not otherwise converted), Interest Notes, CVRs, Bonus Plan and Retention Plan (all as defined herein) or undertakings made to a court of law, our current plans are to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

Obligations Due Upon Collection of Arbitral Award and Sale of Brisas Technical Mining Data

The Board of Directors (the "Board") approved a Bonus Pool Plan (the "Bonus Plan") in May 2012, which is intended to reward the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award or sale of the Mining Data, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. We also maintain the Gold Reserve Director and Employee Retention Plan (See Note 9 to the audited consolidated financial statements).  Units (the "Retention Units") granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of the Mining Data and we notify our shareholders that we will distribute a substantial majority of the proceeds to them or, (2) the event of a change of control. We currently do not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred. An estimated $1.8 million of contingent legal fees will also become due upon the collection of the Award.

Exhibit 99.3    Management’s Discussion & Analysis - Page 6

The 2018 Notes can be redeemed at a price equal to 120% of the principal amount paid upon payment of the Award or receipt of proceeds from the disposition of the Mining Data, subject to certain limitations. See "Description of Capital Structure". We also have outstanding contingent value rights ("CVRs") which entitle each holder that participated in the note restructuring completed in 2012 to receive, net of certain deductions (including income tax calculation and the payment of our then current obligations), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by us with respect to the Award or disposition of the Mining Data related to the development of the Brisas Project. The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration we received and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVRs and will become our obligation only as the Arbitral Award is collected.

FINANCIAL OVERVIEW

Our overall financial position continues to be influenced by a number of significant historical events: the seizure of our mining project known as the Brisas Project by the Venezuelan government, legal costs related to obtaining the Arbitral Award and efforts to enforce and collect it, interest expense related to Convertible Notes, the subsequent write-off of the accumulated Brisas Project development costs, impairment of the value of the equipment originally acquired for the Brisas Project and our restructuring of outstanding debt in 2012, 2014 and 2015.

Recent operating results continue to be influenced by expenses associated with the enforcement and collection of the Arbitral Award in various international jurisdictions, interest expense related to our debt, the 2014 write-down of Brisas Project equipment, maintaining our legal and regulatory obligations in good standing and expenses associated with exploration projects including past activities on the La Tortuga project.

Overall we experienced a net decrease or use of cash and cash equivalents for the twelve months ended December 31, 2015, of approximately $2.9 million compared to a net decrease of approximately $3.5 million for the same period in 2014, which was primarily as a result of an increase in net cash used by operating activities in 2015 compared to 2014, offset by an increase in net cash provided by financing activities during the same period. Net loss for the year ended December 31, 2015 decreased from the comparable period in 2014 by approximately $7.7 million primarily a result of a write-down of property, plant and equipment in 2014 and a reduction in arbitration expense from 2014 to 2015.

We have no commercial production and, as a result, continue to experience losses from operations, a trend we expect to continue unless we collect, in part or whole, the Arbitral Award, proceeds from the sale of the Mining Data and/or successfully develop the Brisas-Cristinas or LMS Gold Projects.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of the Award, sale of remaining Brisas Project related equipment, the timing of the conversion or maturity of the outstanding Convertible Notes and Interest Notes and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

Our efforts to address longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

During the fourth quarter of 2015, we issued approximately $13.4 million of New Notes and modified, amended and extended the maturity date of approximately $43.7 million of Modified Notes. The terms of the agreement were finalized on November 30, 2015. The Modified Notes were amended to be consistent with the terms of the New Notes (as more fully described herein and in Note 11 to the audited consolidated financial statements).

During the second quarter of 2014, we extended the maturity date of approximately $25.3 million convertible notes from June 29, 2014 to December 31, 2015 and issued approximately $12 million of new convertible notes also maturing December 31, 2015, net of transaction costs of approximately $1.3 million.

Exhibit 99.3    Management’s Discussion & Analysis - Page 7

SELECTED ANNUAL INFORMATION (1)

	2015	2014 Revised	2013
Other income (loss)	$(537,801)	$(7,271,670)	$(176,598)
Expenses	$(17,598,096)	$(18,298,309)	$(15,259,812)
Net loss (2)	$(18,135,897)	$(25,569,979)	$(15,436,410)
Per share	$(0.24)	$(0.34)	$(0.21)
Total assets	$22,380,727	$19,409,084	$22,756,769
Total non-current financial liabilities	$40,684,361	$2,054,491	$25,011,149
Distributions or cash dividends declared per share	-	-	-

(1)   The selected annual information shown above is derived from our audited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

(2)   Net loss from continuing and total operations attributable to owners of the parent.

Factors that have caused period to period variations are more fully discussed below.

Liquidity and Capital Resources

At December 31, 2015, we had cash and cash equivalents of approximately $9.4 million which represents an increase from December 31, 2014 of approximately $2.9 million. The net increase was primarily due to proceeds from the issuance of the New Notes offset by cash used by operations. The activities that resulted in the net change in cash are more fully described in the "Operating," "Investing" and "Financing" Activities sections below.

	2015	Change	2014
Cash and cash equivalents	$9,350,892	$2,911,745	$6,439,147

As of December 31, 2015, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $9.5 million, Brisas Project related equipment with an estimated fair value of approximately $12.2 million (See Note 8 to the audited consolidated financial statements), short-term financial obligations including accounts payable and accrued expenses of approximately $1.6 million and long-term indebtedness of approximately $58.1 million face value. Approximately $2.5 million in legal fees which were deferred during the arbitration and became payable as a result of the Arbitral Award were, by agreement, paid in December 2015. This agreement included a reduction of $0.5 million from the original amount due of $3.1 million and a deferral of an additional $0.1 million until collection of the award. The total amount of contingent legal fees which will become payable upon the collection of the Award is approximately $1.8 million.

We have no revenue producing operations at this time and our working capital position, cash burn rate and debt maturity schedule will require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course. We are continuing our efforts to realize value from the remaining Brisas Project related assets and pursue a timely collection or settlement of the Arbitral Award and sale of the Mining Data. We may also initiate other debt and equity funding alternatives that may be available.

Exhibit 99.3    Management’s Discussion & Analysis - Page 8

Operating Activities

Cash flow used in operating activities for the years ended December 31, 2015, 2014 and 2013 was approximately $8.9 million, $7.2 million and $11.0 million, respectively. Cash flow used in operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for non-cash expense items primarily related to accretion of Convertible Notes recorded as interest expense, write-down of property, plant and equipment, settlement of debt, stock options compensation and certain non-cash changes in working capital.

Cash flow used in operating activities during the year ended December 31, 2015 increased from the prior comparable period generally due to payments on accounts payable and costs associated with the restructuring of 2018 Notes partially offset by decrease in exploration, legal and accounting, Venezuelan operations and equipment holding costs.

Investing Activities

	2015	Change	2014	Change	2013
Proceeds from disposition of marketable securities	$-	$-	$-	$(8,461)	$8,461
Purchase of property, plant and equipment	-	150,000	(150,000)	(21,715)	(128,285)
Proceeds from sale of equipment	165,000	95,567	69,433	69,433	-
	$165,000	$245,567	$(80,567)	$39,257	$(119,824)

During the years ended December 31, 2015 and 2014, we sold certain Brisas project related equipment for $165,000 and $69,433, respectively. During the years ended December 31, 2014 and 2013, we paid $150,000 and $125,000, respectively in accordance with the terms of our option agreement related to the La Tortuga property. In August 2014, we terminated our option agreement and wrote-off $0.4 million in option payments previously capitalized, which included the option payments noted above (See Note 8 to the audited consolidated financial statements).   As of December 31, 2015, we held approximately $12.2 million of Brisas equipment intended for future sale.

Financing Activities

	2015	Change	2014	Change	2013
Issuance of convertible notes	$11,989,575	$289,575	$11,700,000	$11,700,000	$-
Issuance of common shares	679,990	579,890	100,100	(5,600,099)	5,700,199
Debt restructuring fees	(1,018,130)	(1,642)	(1,016,488)	(1,016,488)	-
Settlement of convertible notes	-	4,000	(4,000)	(4,000)	-
	$11,651,435	$871,823	$10,779,612	$5,079,413	$5,700,199

During the fourth quarter of 2015, we issued approximately $13.4 million of New Notes and modified, amended and extended the maturity date of approximately $43.7 million of Modified Notes. The New Notes are comprised of approximately $12.3 million with an original issue discount of 2.5% of the principal amount and approximately $1.1 million representing 2.5% of the extended principal and interest amount due to the note holders as a restructuring fee. The total cost of the new issuance and restructuring of the 2018 Notes was approximately $2.4 million, which includes approximately $1.4 million of extension and issuance fees that were expensed and approximately $1.0 million associated with legal and associated transactional fees that were capitalized.

The 2018 Notes bear interest at a rate of 11% per year, which are accrued quarterly on a compounded basis, issued in the form of Interest Notes and payable in cash at maturity.  The 2018 Notes are convertible, at the option of the holder, into 333.3333 of Class A common shares per US $1,000 (equivalent to a conversion price of US $3.00 per common share) at any time upon prior written notice to us. The 2018 Notes are senior obligations, secured by substantially all of our assets and are subject to certain other terms including restrictions regarding the pledging of assets and incurrence of certain capital expenditures or additional indebtedness without consent of note holders; and participation rights in future equity or debt financing

Exhibit 99.3    Management’s Discussion & Analysis - Page 9

The amount recorded as Convertible Notes and Interest Notes in the audited consolidated balance sheet as of December 31, 2015 is comprised of approximately $38.2 million carrying value of 2018 Notes issued pursuant to the 2015 Restructuring, approximately $1.0 million of previously issued 2022 Notes held by note holders who declined to participate in the note restructuring effected in 2012 and post restructuring Interest Notes of approximately $0.5 million. The carrying value of Convertible Notes will be accreted to face value using the effective interest rate method over the expected life of the Convertible Notes with the resulting charge recorded as interest expense. (See Note 11 to the audited consolidated financial statements).

During the second quarter of 2014, we extended the maturity date of approximately $25.3 million of convertible notes from June 29, 2014 to December 31, 2015 and issued approximately $12 million face value of new convertible notes also maturing December 31, 2015. The extended convertible notes were amended to be consistent with the terms of the new notes. The total cost of the new issuance and restructuring of notes including original issue discount, extension fees and other expenses was approximately $1.3 million.

Net proceeds from the issuance of common shares during the years ended December 31, 2015 and 2014 relate to the exercise of employee stock options. In 2013, we completed a $5.0 million private placement financing and also received $0.7 million from the exercise of employee stock options.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2015. For further details see "Financing Activities" above and Note 11 to the audited consolidated financial statements:

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes[1]	$ 58,099,717	$ -	$ 57,057,717	$ -	$ 1,042,000
Interest Notes[1]	22,679,177	-	22,679,177	-	-
Interest	372,515	57,310	114,620	114,620	85,965
	$ 81,151,409	$ 57,310	$ 79,851,514	$ 114,620	$ 1,127,965

1         Includes $57,057,717 principal amount of 2018 Notes and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022 (The "2022 Notes" and, together with the 2018 Notes, the "Convertible Notes”, which consists of convertible notes and interest notes from previous financings and restructurings in 2007, 2012 and 2014 as well as 2015. Subject to the terms of the Indenture governing the Convertible Notes, the Convertible Notes may be converted into our Class A common shares, redeemed or repurchased. During 2014 we extended the maturity date of approximately $25.3 million notes from June 29, 2014 to December 31, 2015 and issued approximately $12 million of new notes also maturing December 31, 2015. The interest paid on the extended notes was increased to 11% from 5.5% consistent with the interest paid on the new notes.

During 2015 we extended the maturity date of approximately $43.7 million notes and interest notes from December 31, 2015 to December 31, 2018 and issued approximately $13.4 million of additional notes also maturing December 31, 2018 (the "2015 Restructuring"). The amounts shown above include the principal payments due unless the notes are converted, redeemed or repurchased prior to their due date (See Note 11 to the audited consolidated financial statements).

The amount recorded as Convertible Notes and Interest Notes in the audited consolidated balance sheet as of December 31, 2015 is comprised of approximately $38.2 million carrying value of 2018 Notes issued pursuant to the 2015 Restructuring, approximately $1.0 million of previously issued 2022 Notes held by note holders who declined to participate in the note restructuring effected in 2012 and post restructuring Interest Notes of approximately $0.5 million. The carrying value of Convertible Notes will be accreted to face value using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

Results of Operations

Summary

Consolidated other income (loss), total expenses and net loss for the three years ended December 31, 2015 were as follows:

	2015	Change	2014 Revised	Change	2013
Other Income (Loss)	$ (537,801)	$ 6,733,869	$ (7,271,670)	$ (7,095,072)	$ (176,598)
Total Expenses	(17,598,096)	700,213	(18,298,309)	(3,038,497)	(15,259,812)
Net Loss	$ (18,135,897)	$ 7,434,082	$ (25,569,979)	$(10,133,569)	$ (15,436,410)
Net loss per share	$ (0.24)		$ (0.34)		$ (0.21)

Exhibit 99.3    Management’s Discussion & Analysis - Page 10

Other Income (Loss)

We have no commercial production at this time and, as a result, other income (loss) is typically variable from period to period.

	2015	Change	2014	Change	2013

Interest	$ 651	$ (86)	$ 737	$ (409)	$ 1,146
Gain (loss) on settlement of debt	(495,101)	(333,809)	(161,292)	(161,632)	340
Write-down of property & equipment	-	6,921,531	(6,921,531)	(6,921,531)	-
Loss on sale of equipment	(9,432)	1,918	(11,350)	(11,350)	-
Loss on impairment of marketable securities	(46,629)	115,850	(162,479)	15,771	(178,250)
Loss on sale of marketable securities	-	-	-	4,039	(4,039)
Foreign currency gain (loss)	12,710	28,465	(15,755)	(19,960)	4,205
	$ (537,801)	$ 6,733,869	$ (7,271,670)	$ (7,095,072)	$ (176,598)

In 2015 and 2014, we recognized a loss on settlement of debt related to the remaining unamortized discount on convertible notes prior to the notes being restructured (See Note 11 to the audited consolidated financial statements). In 2014, the write-down of property and equipment was a result of management’s estimate of a decrease in the recoverable amount of certain equipment originally purchased for the Brisas Project (as disclosed in Note 8 to the consolidated financial statements) as well as management's decision to terminate the agreement with Soltoro in which we had made a $0.425 million investment in the La Tortuga property.

Expenses

	2015	Change	2014 Revised	Change	2013

Corporate general and administrative	$ 3,025,037	$ 101,100	$ 2,923,937	$ (189,383)	$ 3,113,320
Debt restructuring	1,399,148	767,148	632,000	632,000	-
Exploration	249,619	(634,120)	883,739	(232,600)	1,116,339
Legal and accounting	270,138	(396,103)	666,241	153,897	512,344
	4,943,942	(161,975)	5,105,917	363,914	4,742,003

Venezuelan operations	118,222	(67,321)	185,543	(10,653)	196,196
Arbitration	2,153,123	(2,803,316)	4,956,439	974,003	3,982,436
Equipment holding costs	752,288	(111,885)	864,173	(49,740)	913,913
Interest expense	9,630,521	2,444,284	7,186,237	1,760,973	5,425,264
	12,654,154	(538,238)	13,192,392	2,674,583	10,517,809

Total expenses for the period	$ 17,598,096	$ (700,213)	$ 18,298,309	$ 3,038,497	$ 15,259,812

Corporate general and administrative, debt restructuring, exploration and legal and accounting expenses decreased approximately $0.2 million during the year ended December 31, 2015 compared to the same period in 2014 and increased approximately $0.4 million during the year ended December 31, 2014 compared to the same period in 2013.

Exhibit 99.3    Management’s Discussion & Analysis - Page 11

The net increase in 2015 compared to 2014, in corporate general and administrative expense, was primarily due to non-cash expense associated with the issuance of stock options. The increase in debt restructuring was due to additional extension fees as a result of the increased amount of convertible notes (excluded from expenses is an additional amount of approximately $1.0 million that was capitalized as part of the transaction, See Note 11 to the audited consolidated financial statements and Financing Transactions). The decrease in exploration expense was attributable to the termination of activities on the La Tortuga property in 2014 and the decrease in legal and accounting expense was primarily attributable to fees incurred for corporate and tax planning activities in 2014. The net decrease in 2014 compared to 2013, as it relates to corporate general and administrative, was primarily due to a decrease in stock option compensation. The decrease in exploration expense in 2014 is attributable to a decrease in activities on the La Tortuga property and the increase in legal and accounting expense is primarily attributable to fees incurred for corporate and tax planning activities as well as regulatory obligations arising from the extension of the debt and issuance of additional equity.

Venezuelan operations, arbitration, equipment holding and interest expense on a net basis decreased approximately $0.5 million during the year ended December 31, 2015 compared to the same period in 2014 and increased approximately $2.7 million during the year ended December 31, 2014 compared to the same period in 2013.

Arbitration expense in 2015 decreased from 2014 due to a decrease in financial and technical expert fees associated with the arbitration proceedings and the accrual of contingent legal fees in 2014 payable as a result of the successful ICSID Award and $0.7 million in non-cash stock option compensation from options which vested upon the issuance of the Award. The increase in interest expense is related to an increase in accretion of Convertible Notes as well as additional interest on the new convertible notes issued in 2015 and 2014.

SUMMARY OF QUARTERLY RESULTS (1)

Quarter ended	12/31/15	9/30/15	6/30/15	3/31/15	12/31/14	9/30/14	6/30/14	3/31/14
Other income (loss)	$(541,993)	$(1,662)	$(10,748)	$16,602	$(7,099,515)	$(3,967)	$(162,556)	$(5,632)
Net loss
before tax (2)	(6,389,066)	(3,581,046)	(4,453,454)	(3,712,331)	(10,616,891)	(7,792,138)	(4,347,337)	(2,813,613)
Per share	(0.08)	(0.05)	(0.06)	(0.05)	(0.14)	(0.10)	(0.06)	(0.04)
Fully diluted	(0.08)	(0.05)	(0.06)	(0.05)	(0.14)	(0.10)	(0.06)	(0.04)
Net loss (2)	(6,389,066)	(3,581,046)	(4,453,454)	(3,712,331)	(10,616,891)	(7,792,138)	(4,347,337)	(2,813,613)
Per share	(0.08)	(0.05)	(0.06)	(0.05)	(0.14)	(0.10)	(0.06)	(0.04)
Fully diluted	(0.08)	(0.05)	(0.06)	(0.05)	(0.14)	(0.10)	(0.06)	(0.04)

(1)   The information shown above is derived from our audited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

(2)   Net loss from continuing and total operations attributable to owners of the parent.

During 2015, the amount of non-cash stock option compensation expense recorded in 2014 was revised. See Note 3 to the audited consolidated financial statements.

Exhibit 99.3    Management’s Discussion & Analysis - Page 12

Other income (loss) in the fourth quarter of 2015 was primarily due to the restructuring of the 2018 Notes and the impairment of marketable securities. Other income (loss) in the first and third quarters of 2015 was a result of foreign exchange gain (loss). Other income (loss) in the second quarter of 2015 primarily related to the sale of equipment. Other income (loss) in the fourth quarter of 2014 was primarily due to write down of property and equipment and loss on impairment of marketable securities. In the second quarter of 2014 the loss was related to loss on debt restructuring due to the remaining unamortized discount on convertible notes prior to the restructuring. During the first and third quarters of 2014, other income (loss) consisted of foreign currency gains (losses), losses on marketable securities and interest income.

The increase in net loss in the fourth quarter of 2015 was due to costs and fees incurred in restructuring 2018 Notes. The decrease in net loss during the third quarter of 2015 was primarily due to a decrease in arbitration costs. The increase in net loss during the second quarter of 2015 was primarily due to increases in arbitration expense and accretion of Convertible Notes. Net loss increased in the fourth quarter of 2014 due to a write-down of property and equipment. In the third quarter of 2014 the loss increase was related to $3.4 million in legal fees and $0.7 million of non-cash stock option compensation expense related to the issuance of the Award. The increase in net loss during the second quarter of 2014 was primarily due to the restructuring of convertible notes and the write-off of mineral property. The decrease in net loss during the first quarter of 2014 was primarily due to decreases in arbitration expense and non-cash compensation expense.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

During the fourth quarter of 2015, we issued approximately $13.4 million of New Notes and modified, amended and extended the maturity date of approximately $43.7 million of Modified Notes. The New Notes are comprised of approximately $12.3 million with an original issue discount of 2.5% of the principal amount and approximately $1.1 million representing 2.5% of the extended principal and interest amount due to the note holders as a restructuring fee. $30.7 million of the Modified Notes and $10.7 million of the New Notes were issued to affiliated funds which exercised control or direction over more than 10% of our common shares prior to the transactions and as a result, those portions of the transactions were considered to be related party transactions. (See Note 11 to the audited consolidated financial statements).

During the second quarter of 2014, we extended the maturity date of our approximately $25.3 million aggregate principal amount of convertible notes from June 29, 2014 to December 31, 2015 and issued approximately $12 million aggregate principal amount of new convertible notes also maturing December 31, 2015, net of costs of approximately $1.3 million. Approximately $19.2 million of the extended convertible notes and $8 million of the new convertible notes were issued to affiliated funds which exercised control or direction over more than 10% of our common shares prior to the transactions and as a result, those portions of the transactions were considered to be related party transactions.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

▪  assessments of the recoverability of the Brisas Project related equipment and the estimated fair value  determined in connection with impairment testing;

Exhibit 99.3    Management’s Discussion & Analysis - Page 13

▪  determination of the fair value of our Convertible Notes which are accreted to their face value at maturity using the effective interest rate method over the contractual life of the Convertible Notes, with the resulting charge recorded as interest expense;

▪  use of the fair value method of accounting for stock options which is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation;

▪  preparation of tax filings in a number of jurisdictions requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Any current or future operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls,  import/export restrictions and government bureaucracy in the countries in which it operates.

Risk Factors

Set out below are certain risk factors that could materially adversely affect our future business, operating results or financial condition. Investors should carefully consider these risk factors and the other risk factors and information in this Management’s Discussion and Analysis and our filings with Canadian and U.S. securities regulators, before making investment decisions involving our securities.  The following risk factors, as well as risks not currently known to us, could adversely affect our future business, operations and financial condition and could cause future results to differ materially from the estimates described in our forward-looking statements.

Risks Related to Collection of Arbitral Award

Failure to negotiate and execute definitive documentation contemplated by the MOU and/or complete the transactions outlined therein, could materially adversely affect the Company.

On February 24, 2016, we entered into the MOU with Venezuela that contemplates settlement, including payment and resolution, of the Arbitral Award. Pursuant to the MOU and our discussions with Venezuela, if definitive documentation is entered into, and financing is arranged by Venezuela with our assistance, we would jointly develop the Brisas-Cristinas Project through a mixed company.  In addition, Venezuela would pay (i) all amounts due under the Arbitral Award (including accrued interest), (ii) an amount yet to be agreed to by the parties, in exchange for our contribution of the Mining Data to the mixed company and (iii) fund $2.0 billion related to future capital costs of the Brisas-Cristinas Project.

The MOU contemplates definitive documentation with respect to the creation of the mixed company and the settlement of the Arbitral Award to be executed in approximately 60 days, subject to various conditions precedent including, without limitation, receipt of all necessary regulatory and corporate approvals and the successful negotiation and execution of the definitive documentation. If the transactions contemplated by the MOU, which is subject to various conditions precedent, are successfully concluded in accordance with the definitive documentation, we will terminate our ongoing legal activities with respect to the Arbitral Award. It is anticipated that Venezuela would, with our assistance, work to obtain financing to fund the contemplated payments to us pursuant to the Arbitral Award and in connection with the contribution of the Mining Data to the mixed company and fund future capital costs of any Brisas-Cristinas Project as well as seek the creation of a special economic zone providing the establishment of a special customs framework for the mixed company and other tax and economic benefits, subject to the approval of the National Executive Branch of the Venezuelan government.

Exhibit 99.3    Management’s Discussion & Analysis - Page 14

There can be no assurances that we will be able to successfully negotiate definitive documentation with Venezuela for the transactions contemplated by the MOU prior to its termination, or that the terms of such documentation will be acceptable to us or not differ materially from the terms contemplated by the MOU. Even if we are successful in negotiating definitive documentation on terms acceptable to us, there can be no assurances that the conditions precedent will be completed, all approvals will be obtained, Venezuela, with our assistance, will be successful in obtaining the approval of the National Executive Branch of the Venezuelan government to create a special economic zone or otherwise realize expected tax and other economic benefits for the activities of the mixed company or be successful in obtaining required financing for the transactions contemplated by the MOU. Such failure may require us to seek to renegotiate a settlement with Venezuela or otherwise continue the lengthy enforcement and collection process and could materially adversely affect, among other things, our ability to service debt and maintain sufficient liquidity to operate as a going concern.

In the event that we do not conclude the transactions contemplated by the MOU, our failure to otherwise collect the Arbitral Award could materially adversely affect the Company.

In October 2009, we initiated the Brisas Arbitration under the Additional Facility Rules of the ICSID of the World Bank. On September 22, 2014, the ICSID Tribunal unanimously awarded us damages totaling $740.3 million, plus post award interest at a rate of LIBOR plus 2% per annum.

Although the process of getting the Arbitral Award recognized and enforced is different in each jurisdiction, the process in general is―we file a petition or application to confirm the Arbitral Award with the competent court; Venezuela has the right to oppose such petition for confirmation or recognition; thereafter there are a number of filings made by both parties and in some cases hearings before the court.  If the court subsequently confirms the enforcement of the Arbitral Award then the court will issue a judgment against Venezuela. Thereafter we will begin the process of executing the judgment by identifying and attaching specific property owned by Venezuela that is not protected by sovereign immunity. We are currently pursuing enforcement of the Arbitral Award in a number of jurisdictions and will continue to do so pending the consummation of the transactions contemplated by the MOU.

 Pending the completion of the transactions contemplated by the MOU, we will continue to pursue enforcement and collection of the Arbitral Award as described herein.  Enforcement and collection of the Arbitral Award is a lengthy process and will be ongoing for the foreseeable future if we are not successful in consummating the transactions contemplated by the MOU.  In addition, the cost of pursuing collection of the Arbitral Award will be substantial and there is no assurance that we will be successful. Failure to otherwise collect the Arbitral Award if we do not conclude the transactions contemplated by the MOU, or a substantial passage of time before we are able to otherwise collect the Arbitral Award, would materially adversely affect our ability to service debt and maintain sufficient liquidity to operate as a going concern.

We cannot predict when or if the Arbitral Award will be collected either partially or in full or if we will conclude the transactions contemplated by the MOU.

We understand that numerous pending arbitration actions are being pursued against Venezuela at this time before the ICSID (See ICSID website at icsid.worldbank.org/ICSID/) and further understand that Venezuela historically has reportedly settled and/or made full or partial payment for damages to a limited number of claimants.  ICSID arbitrations are non-public proceedings and, as a result, we have no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela or the timing of such payments. We expect that the timing for our various efforts to enforce and collect the Arbitral Award will be lengthy and we are not able to estimate the timing or likelihood of collection of the Arbitral Award, if any.  Accordingly, if we are not successful in consummating the transactions contemplated by the MOU, there can be no assurances that the Arbitral Award will be otherwise collected or settled, in whole or in part, within any specific or reasonable period of time.

Exhibit 99.3    Management’s Discussion & Analysis - Page 15

Risks Relating to the Convertible Notes and Interest Notes (collectively the "Notes")

Our ability to generate the cash needed to pay principal and interest amounts on the Notes or pay similar obligations in the future depends on many factors, some of which are beyond our control.

We are currently primarily engaged in managing the Brisas Arbitration in an effort to enforce and collect the Arbitral Award or otherwise settle our dispute with the Venezuelan government as contemplated by the MOU. We have no commercial production and no ability to generate cash from operations to meet scheduled payments. If our capital resources are insufficient to fund our operational or debt service obligations and/or we cannot collect or otherwise settle the Arbitral Award, in whole or in part, we may be forced to seek to obtain additional equity capital, restructure our debt, file for Companies’ Creditors Arrangement Act (Canada) protection, reduce or delay capital expenditures or sell assets. There can be no assurance that we will have, or be able to generate, sufficient capital resources in the future or that we will be successful in collecting the Arbitral Award through the courts or pursuant to a settlement with Venezuela.

We may not be able to refinance or extend the maturity date of the Notes if required or if we so desire.

We may need or desire to refinance or extend the maturity date of all or a portion of the Notes or any other future indebtedness that we may incur on or before the maturity date of the Notes. There can be no assurance that we will be able to refinance or otherwise extend the maturity date of any of our indebtedness or incur additional indebtedness on commercially reasonable terms, if at all, which may result in an event of default that would require us to file for protection under the Companies’ Creditors Arrangement Act (Canada).

Our existing shareholders could be significantly diluted if our Convertible Notes are converted to Class A common shares.

As of December 31, 2015, we had outstanding approximately $58.1 million aggregate principal amount of Convertible Notes. If all of such Convertible Notes were converted to Class A common shares at their current conversion rates, an additional approximately 19.3 million Class A common shares would be issued, thereby significantly diluting the ownership of existing shareholders.

We may not have sufficient cash to repurchase the Notes upon the occurrence of a fundamental change, upon the conversion of the Convertible Notes or if an event of default with respect to the Notes occurs and is continuing, as required by the Indenture.

We will be required to make an offer to repurchase the Notes upon the occurrence of a fundamental change as described in the Indenture (as defined herein).  We may not have sufficient funds to repurchase the Notes in cash or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms. A Fundamental Change is generally defined as events related to a change of control of the Company.

A fundamental change may also constitute an event of default or require prepayment under, or result in the acceleration of the maturity of, our other indebtedness outstanding at the time. Our ability to repurchase the Notes in cash or make any other required payments may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the Notes or pay cash or issue our Class A common shares in respect of conversions of the Convertible Notes, if applicable, when required would result in an event of default with respect to the Notes. If an event of default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of the Notes and interest, including additional amounts, if any, on the outstanding Notes to be immediately due and payable.  In case of certain events of bankruptcy, insolvency or reorganization involving us or our subsidiaries, principal amount plus interest, including additional amounts, if any, on the Notes will automatically become due and payable.

The Notes may not have an active market and their price may be volatile.  You may be unable to sell your Notes at the price you desire or at all.

Exhibit 99.3    Management’s Discussion & Analysis - Page 16

There is no existing trading market for the Notes and we have no obligation to list the Notes at any time. We have not and do not intend to list the Notes on any United States or Canadian securities exchange or market place. As a result, there can be no assurance that a liquid market will develop or be maintained for the Notes, that note holders will be able to sell any of the Notes at a particular time (if at all) or that the prices you receive if or when you sell the Notes will be above their initial offering price.

Other Risks Related to the Notes

Our Notes are subject to a number of other risks as describe below. Holders are urged to refer to the terms and limitations described in the Indenture as supplemented and our filings with the SEC and/or OSC.

•         We could incur substantially more debt and may take other actions which may affect our ability to satisfy our obligations under the Notes.

•         Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the Notes.

•         Upon the occurrence of a fundamental change and in connection with note holders' right to require us to repurchase the Notes, we may satisfy our obligations through the issuance of our Class A common shares, the value of which may decrease.

•         Upon conversion of the Convertible Notes, we will have the option to deliver cash in lieu of some or all the Class A common shares to be delivered upon conversion, the amount of cash to be delivered per  Convertible Notes being calculated on the basis of average prices over a specified period, and note holders may receive fewer proceeds than expected.

•         The adjustment to the conversion rate for the Convertible Notes converted in connection with a specified corporate transaction may not adequately compensate note holders for any lost value of Convertible Notes as a result of such transaction.

•         The conversion rate of the Convertible Notes may not be adjusted for all dilutive events.

•         The Notes may not be rated or may receive a lower rating than anticipated.

•         If you hold Notes, note holders will not be entitled to any rights with respect to our Class A common shares, but will be subject to all changes made with respect to our Class A common shares.

•         If the Notes are held in book-entry form, note holders will be required to rely on the procedures and the relevant clearing systems to exercise their rights and remedies.

•         The value of the Collateral may not be sufficient to satisfy all the obligations secured by such Collateral. As a result, holders of the Notes may not receive full payment on their Notes following an event of default.

•         Rights of holders of the Notes in the Collateral may be adversely affected by bankruptcy proceedings.

•         Any future pledge of Collateral may be avoidable in bankruptcy.

•         Rights of holders of Notes and CVRs in the Collateral may be adversely affected by the failure to perfect liens on the Collateral or on Collateral acquired in the future. Any future pledge of collateral may be avoidable in bankruptcy.

Risks Related to the Class A common shares

Failure to maintain the listing of our Class A common shares on the TSXV could have adverse effects.

We are required to maintain compliance with the TSXV listing rules, which in addition to other rules, require us as a “Mining Issuer” to hold an interest of 50% or more in a qualifying property or the right to acquire such an interest in a qualifying property in order to maintain our listing. As a result of our March 1, 2016 acquisition of the LMS Gold Project (see "PROPERTIES"), we are currently in compliance with the applicable TSXV listing rule.

Exhibit 99.3    Management’s Discussion & Analysis - Page 17

We cannot provide assurances that we will always remain in compliance with applicable listing standards. A delisting of our Class A common shares from the TSXV could negatively impact us by: (i) reducing the liquidity and market price of our Class A common shares; (ii) reducing the number of investors willing to hold or acquire our Class A common shares, which could negatively impact our ability to raise equity or other financing; (iii) limiting our ability to access the public capital markets; (iv) impairing our ability to provide equity incentives to our employees; and (v) impairing our ability to pay holders of our Convertible Notes Class A common shares in lieu of cash upon certain terms and conditions under the Indenture.

The price and liquidity of our Class A common shares may be volatile.

The market price of our Class A common shares may fluctuate based on a number of factors, some of which are beyond our control, including:

•                  we do not have an active market for our Class A common shares and large sell or buy transactions may affect the market price;

•                  developments in our efforts to conclude the transactions contemplated by the MOU;

•                  developments in our other effort to collect the Arbitral Award and/or sell the Mining Data;

•                  economic and political developments in Venezuela;

•                  our operating performance and financial condition;

•                  our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general purposes;

•                  shareholder dilution resulting from restructuring or refinancing our outstanding Notes due December 31, 2018.;

•                  the public’s reaction to announcements or filings by us or other companies;

•                   the public’s reaction to negative news regarding Venezuela and/or international responses to Venezuelan domestic and international policies announcements or filings by us or other companies;

•                  the price of gold, copper and silver; and

•                  the addition to or changes to existing personnel.

The effect of these and other factors on the market price of the Class A common shares has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

We may issue additional Class A common shares, debt instruments convertible into Class A common shares or other equity-based instruments to fund future operations.

We cannot predict the size of any future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of our Class A common shares.  Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, may result in dilution to present and prospective holders of shares.

We do not intend to pay cash dividends or make other distributions to shareholders unless we collect the Award, or some portion thereof, in the foreseeable future.

We have not declared or paid any dividends on our Class A common shares since 1984.  We may declare cash dividends or make distributions in the future only if our earnings and capital are sufficient to justify the payment of such dividends or distributions. Regarding the collection of the Award and/or payment for the Mining Data, subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and taxes, we expect to distribute, in the most cost efficient manner, a substantial majority of any net proceeds pursuant to the Award after fulfillment of our corporate obligations.

Exhibit 99.3    Management’s Discussion & Analysis - Page 18

Risks Related to the Business

Any development activities on the Brisas-Cristinas Project will require additional exploration work and financing and there is no assurance that the project will be determined feasible.

No formal exploration or development activities have taken place at the proposed location of the Brisas-Cristinas Project for some time.  Even if definitive documentation is successfully negotiated and executed with respect to the transactions contemplated by the MOU and the required financing is obtained, substantial effort and financing would be required to re-commence work on any Brisas-Cristinas Project. We can provide no assurances that the project or its development would be determined feasible.

If we are successful in completing the transactions contemplated by the MOU, our potential future operations related to the Brisas-Cristinas Project will be concentrated in Venezuela and will be subject to inherent local risks.

If we are successful in completing the transactions contemplated by the MOU, our potential future operations related to the Brisas-Cristinas Project will be located in Venezuela and, as a result, we will be subject to operational, regulatory, political and economic risks specific to it location, including:

•         the effects of local political, labor and economic developments, instability and unrest;

•         significant or abrupt changes in the applicable regulatory or legal climate;

•         currency instability, hyper-inflation and the environment surrounding the financial markets and exchange rate in Venezuela;

•         international response to Venezuelan domestic and international policies;

•         limitations on mineral exports;

•         invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights;

•         exchange controls and export or sale restrictions;

•         currency fluctuations, repatriation restrictions and operation in a highly inflationary economy;

•         competition with companies from countries that are not subject to Canadian and U.S. laws and regulations;

•         laws or policies of foreign countries and Canada affecting trade, investment and taxation;

•         civil unrest, military actions and crime;

•         corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security; and

•         new or changes in regulations related to mining, environmental and social issues.

Operating losses are expected to continue.

We have no commercial production at this time and, as a result, we have not recorded revenue or cash flows from mining operations and have experienced losses from operations for each of the last five years, a trend we expect to continue unless and until the Arbitral Award is collected, proceeds from the sale of the Mining Data are collected and/or we acquire or invest in alternative projects such as the Brisas-Cristinas Project and we achieve commercial production.

We may be unable to continue as a going concern.

We have no revenue producing operations at this time and our working capital position, cash burn rate and debt maturity schedule may require that we seek additional sources of funding to ensure our ability to continue activities in the normal course. Our efforts to address longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Exhibit 99.3    Management’s Discussion & Analysis - Page 19

Failure to attract new and/or retain existing personnel could adversely affect us.

We are dependent upon the abilities and continued participation of existing personnel to manage negotiations with Venezuela and other activities related to the consummation of the transactions contemplated by the MOU, other efforts related to the enforcement and collection of the Arbitral Award and sale of the Mining Data and to identify, acquire and develop new opportunities. Substantially all of our existing management personnel have been employed by us for over 20 years.  The loss of existing employees (in particular those long time management personnel possessing important historical knowledge related to the Brisas Project which is relevant to the Brisas Arbitration) or an inability to obtain new personnel necessary to execute the transactions contemplated by the MOU or future efforts to acquire and develop a new project, such as the Brisas-Cristinas Project, could have a material adverse effect on our future operations.

Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g. the feasibility, permitting, development and operating stages), therefore, we can provide no assurances as to the future success of our efforts related to the Brisas-Cristinas Project and the LMS Gold Project. Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the Brisas-Cristinas Project and the LMS Gold Project. Any one or more of these factors or occurrence of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

U.S. Internal Revenue Service designation as a “passive foreign investment company” may result in adverse U.S. tax consequences to U.S. Holders.

U.S. taxpayers should be aware that we have determined that we were a “passive foreign investment company” (a “PFIC”) under Section 1297(a) of the U.S. Internal Revenue Code (the “Code”) for the taxable year ended December 31, 2015, and that we may be a PFIC for all taxable years prior to the time we have income from production activities.  We do not believe that any of our subsidiaries were PFICs as to any of our shareholders for the taxable year ended December 31, 2015, however, due to the complexities of the PFIC determination summarized below, we cannot guarantee this belief and, as a result, we cannot determine that the Internal Revenue Service (the “IRS”) would not take the position that certain subsidiaries are not PFICs.  The determination of whether we and any of our subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether we and any of our subsidiaries will be a PFIC for any taxable year generally depends on our assets and income and those of our subsidiaries’ over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Management's Discussion and Analysis.  Accordingly, there can be no assurance that we and any of our subsidiaries will not be a PFIC for any taxable year.

For taxable years in which we are a PFIC, any gain recognized on the sale of our Class A common shares and any “excess distributions” (as specifically defined) paid on our Class A common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Class A common shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Class A common shares generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Exhibit 99.3    Management’s Discussion & Analysis - Page 20

Alternatively, a U.S. taxpayer that makes a timely and effective “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of our “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  For a U.S. taxpayer to make a QEF election, we must agree to supply annually to the U.S. taxpayer the “PFIC Annual Information Statement” and permit the U.S. taxpayer access to certain information in the event of an audit by the U.S. tax authorities.  We will prepare and make the statement available to U.S. taxpayers, and will permit access to the information.  As a possible second alternative, a U.S. taxpayer may make a “mark-to-market election” with respect to a taxable year in which we are a PFIC and the Class A common shares are “marketable stock” (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in such Class A common shares.

There are material tax risks associated with holding and selling or otherwise disposing the Notes and Class A common shares.

There are material tax risks associated with holding and selling or otherwise disposing the Notes and Class A common shares.  Each prospective investor is urged to consult its own tax advisor regarding the tax consequences to him or her with respect to the ownership and disposition of the Notes and Class A common shares.

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence.  We are organized under the laws of Alberta, Canada.  Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against our directors, officers or experts who are not residents in the U.S.  It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of interest. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We do not expect the adoption of this ASU to have a significant impact on our financial statements.

In August 2014, the FASB issued ASU 2014-15 which, provides guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update is effective for us commencing with the annual period ending after December 15, 2016. We are still in the process of evaluating the impact of this standard.

Exhibit 99.3    Management’s Discussion & Analysis - Page 21

DISCLOSURE OF OUTSTANDING SHARE DATA

Class A common shares

We are authorized to issue an unlimited number of Class A common shares without par value of which 78,720,147 Class A common shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon our liquidation, dissolution or winding up to receive our remaining assets available for distribution to shareholders.

Equity Units

In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer. Generally, each shareholder of Gold Reserve Corporation received one Class A common share of Gold Reserve Inc. for each common share owned in Gold Reserve Corporation. For tax reasons, certain U.S. holders elected to receive Equity Units in lieu of Class A common shares. An Equity Unit comprised one Class B common share of Gold Reserve Inc. and one Gold Reserve Corporation Class B common share, and was substantially equivalent to a Class A common share and generally immediately convertible into Class A common shares. Equity Units were transferable but not listed for trading on any stock exchange and subject to compliance with applicable federal, provincial and state securities laws. As of December 31, 2015 all Equity Units had been converted to Class A common shares.

Preferred Shares

We are authorized, subject to the limitations prescribed by law and our articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares; and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative;  the voting power of holders of such series; the rights of such series in the event of the dissolution of the Corporation or upon any distribution of the assets of the Corporation; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no preferred shares issued or outstanding as of the date hereof.

Share Purchase Warrants

We issued 1,750,000 share purchase warrants to acquire for a two-year period one-half of one Class A common share (875,000 whole warrants) at a price of $4.00 per share. The share purchase warrants expired on September 20, 2015.

Share Purchase Options

On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the "2012 Plan") to replace our previous equity incentive plans. In 2014, the Board amended and restated the 2012 Plan changing the maximum number of Class A Shares issuable under options granted under the 2012 Plan from a "rolling" 10% of the outstanding Class A Shares to a fixed number of 7,550,000 Class A Shares. As of December 31, 2015 there were 1,519,500 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Stock options exercisable for common shares as of the date herein:

Expiry Date	Exercise Price	Number of Shares
January 30, 2017	$ 2.89	1,620,500
June 11, 2018	$ 3.00	250,000
March 17, 2020	$ 3.89	100,000
June 9, 2021	$ 1.92	875,000
July 25, 2024	$ 4.02	310,000
June 29, 2025	$ 3.91	215,000
Total Class A common shares issuable pursuant to stock options		3,370,500

Exhibit 99.3    Management’s Discussion & Analysis - Page 22

Convertible Notes and Interest Notes

We have a total of approximately $58.1 million of Convertible Notes outstanding, which are comprised of approximately $43.7 million aggregate principal amount of Modified Notes, (ii) approximately $13.4 million aggregate principal amount of New Notes and (iii) approximately $1.0 million aggregate principal amount of 2022 Notes. The 2018 Notes bear interest at a rate of 11% per annum and the 2022 Notes bear interest at 5.50% per annum.  The 2018 Notes are convertible to Class A common shares under certain circumstances at $3.00 per share and 2022 Notes are convertible to Class A common shares under certain circumstances at $7.54 per share.

Interest on the 2018 Notes is paid quarterly in the form of a new series of 11% Senior Secured Interest Notes which are payable in cash at maturity on December 31, 2018. Outstanding Interest Notes are added to the 2018 Notes to calculate future issuances of Interest Notes. We had a total of approximately $0.5 million of Interest Notes outstanding at December 31, 2015.

Capital Structure

The following summarizes our share capital structure as of the date hereof:

Class A common shares outstanding	78,720,147
Shares issuable pursuant to the 2012 Equity Incentive Plan	3,370,500
Shares issuable pursuant to the Convertible Notes	19,157,435
Total shares outstanding, fully diluted	101,248,082

Exhibit 99.3    Management’s Discussion & Analysis - Page 23